Exhibit 99.1

Mountain Province Diamonds Provides Drilling Highlights For the Hearne Northwest Extension at Gahcho Kué

TSX and OTCQX: MPVD

TORONTO and NEW YORK, July 18, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVD) is pleased to provide interim drilling results for the Hearne Northwest Extension at Gahcho Kué Mine. The Hearne kimberlite is one of four kimberlites being mined at Gahcho Kué, presently ranked at 5th in the world with an annual diamond production of approximately six million carats. Mountain Province is a 49% shareholder at Gahcho Kué with joint venture partner De Beers Canada as operators. With the success of the recently completed drilling program, further drilling of the Northwest Extension will be implemented with the goal to define the volume and depth extent of the kimberlite.

 Drilling Highlights for the Hearne Northwest Extension Program

  Kimberlite intersected in over 60% of 14 drill holes completed to date
  Mineralized intersects range from 24.3 to 114.5 meters
  Longest intersect of 114.5 meters contains hypabyssal and tuffisitic kimberlite
  Lithologies are visually similar to the main Hearne kimberlite

Mark Wall, the Company's President and Chief Executive Officer, commented:

"Hearne has been a consistent surprise since mining started at Gahcho Kué. Hearne was originally defined with separate north and south lobes, which we redefined in 2018 after drilling out additional kimberlite ore that connected the two lobes. In-pit mining has now discovered more kimberlite extending to the northwest and to depth and so far, the results fully support the opportunity to consider the underground extraction of diamonds at Gahcho Kué in the future. We look forward to further delineating the Hearne northwest extension with the goal of increasing the Gahcho Kué mine life."

The Hearne Northwest Extension was exposed in a bench face in late 2021 during routine mining operations. Geophysical surveys were conducted over the exposed kimberlite, on the ramp over the bench face exposure, and outside of the pit to the west-northwest. Based on in-pit geophysics, drilling focused to the west northwest where similar electromagnetic and gravity signatures were similar to those in the pit. The original exposure of kimberlite in the Hearne pit is provided in the first image. The kimberlite is outlined in yellow, with broken country rock above the kimberlite outlined in green. The horizontal distance across the kimberlite exposure is roughly 25 meters.

Hearne Northwest Extension - Pit Wall Expression (CNW Group/Mountain Province Diamonds Inc.)

Since January 2022, 14 drillholes (4,284 meters) have defined the Hearne Northwest Extension. The results indicate that the extension trends more northerly than was suggested by the geophysics. The geophysics identified a northwest-trending structure, but two drillholes completed across the structure did not intersect kimberlite. Plan views of the Hearne Northwest Extension relative to the open pit, ground geophysics and recent drilling are seen in the second set of images.

Hearn Northwest Extension - Plan View (CNW Group/Mountain Province Diamonds Inc.)

The blue box on the left image is expanded on the right image. Three-digit numbers on the right image mark drillholes completed to date on the Northwest Extension. The dashed line indicates the approximate start of the Northwest Extension. The shape of the extension is approximate and based on modeling of the limited drilling to date.

Nine of the 14 drillholes have intersected hypabyssal kimberlite ('HK') and tuffisitic kimberlite ('TK') with intersects ranging from 23.02 to 114.53 meters. Drillhole MPV-22-595C is still underway in kimberlite with an intersect of 48 meters as at the time of this release. Both the HK and TK rock types are visually consistent with the known internal units at Hearne. The true thickness and depth extent of the Northwest Extension are unknown based on the limited drilling results. A summary of drilling that presently defines the Hearne Northwest Extension is provided below.

Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]

MPV-22-568C	355	-58	85.42	170.24	84.82	201
MPV-22-569C	35	-45	82.51	154.00	71.49	184
MPV-22-570C	255	-45	36.84	89.80	52.96	130
MPV-22-571C	195	-55	--	--	--	294
MPV-22-574C3	95	-55	--	--	--	250
MPV-22-577C	65	-45	183.10	224.40	41.30	260
MPV-22-582C	205	-45	241.90	266.25	24.35	333
MPV-22-583C3	150	-45	--	--	--	203
MPV-22-584C	205	-55	261.75	330.00	68.25	375
MPV-22-587C	230	-60	--	--	--	402
MPV-22-593C	220	-65	--	--	--	450
MPV-22-594C	40	-61	260.29	374.82	114.53	405
MPV-22-595C	80	-63	407.00	455.00	48.00[4]	422[5]
MPV-22-596C	68	-65	308.75	331.37	23.02	375

[1]Intersects are not true thicknesses. [2]Initial measurements from field logs may change with further drillhole surveying and logging. [3]Targeted on geophysics west-northwest of the geological trend of the extension. [4]A separate intersect of 0.31m of HK kimberlite is not included in this intersect length. [5]Drilling is ongoing and still in kimberlite as at the time of this release.

Logging, petrographic and mineral chemistry studies are underway to properly define the HK and TK contacts in the extension and their relationship to the main Hearne kimberlite. Following on results of these detailed studies, further drilling will be implemented with the goal to define the volume and depth extent of the Northwest Extension.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Investor Contact: Rich Matthews, Partner, Integrous Communications, Phone: (604) 757-7179, E-mail: rmatthews@integcom.us, www.integcom.us; Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:00e 18-JUL-22